Ambassadors Group, Inc.

Dwight D. Eisenhower Building

2001 South Flint Road

Spokane, Washington 99224

September 12, 2012

Via Email and EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0609

GroffJ@SEC.GOV

RE:	Response to Letter Dated August 29, 2012
Ambassadors Group, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 12, 2012
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011
Filed April 27, 2012
File No. 000-33347

Ladies and Gentlemen:

Please find below responses to the letter, dated August 29, 2012, from Mr. Larry Spirgel regarding certain comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed by Ambassadors Group Inc. (the “Company”) with the Commission. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Form 10-K for the Year Ended December 31, 2011

Financial Statements:

2. Summary of Significant Accounting Policies

Cash, Cash Equivalents, and Available-for-Sale Securities, page F-8

1.	With a view towards comprehensive footnote disclosure, please explain whether the nature of the participant deposits involves agreements that legally restrict your ability to freely withdrawal or use the deposited cash. If so, it appears you should report restricted cash as a separate line-item on your balance sheet in accordance with rule 5.02.1 of Regulation S-X. It would also be necessary for you to revise your statement of cash flows. Please revise or advise us.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 12, 2012

Response:

The Company’s use of participants’ deposits is not restricted by agreement or law, and therefore has been appropriately reported on our balance sheets and statements of cash flows as a component of cash and cash equivalents, with no restricted cash balances noted.

State law and the U.S. Department of Transportation policy generally dictate appropriate use of traveler’s deposits. In all cases, we have posted appropriate credit agreements, letters designating participation in third-party association programs, or in some cases made immaterial deposits with agencies that allow unrestricted management of cash balances. In addition, travelers on our programs are subject to the provisions of our Terms and Conditions agreements. While those agreements include specific refund and withdrawal fee policies, they also allow for unrestricted management of cash deposits.

The Company acknowledges the Staff’s comment and future filings will be revised to incorporate disclosure specifically stating that the Company has no restricted cash balances.

2.	As participant deposits are the largest liability appearing on your balance sheets, please provide a disclosure in the financial statement footnotes describing the nature and circumstances of the balance.

Response:

The Company acknowledges the Staff’s comment and future filings will be revised to incorporate this example disclosure included in our accounting policy on Revenue Recognition (emphasis added on new text):

“Revenue Recognition

We invoice delegates in advance of travel and payments made are recorded as deferred liability for participant deposits. We also pay for certain program costs in advance of travel, including but not limited to airfare, hotel, and transportation services. Those advanced payments are recorded as prepaid program costs. Revenue and the related costs of sales are then recognized at the time of travel as follows:

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 12, 2012

For non-directly delivered programs, we do not actively manage the operations of each program, and therefore, recognize revenue and anticipated costs from these programs on a net basis when the program convenes. For directly delivered programs in which we organize and operate all activities, we recognize the gross revenue and cost of sales of these directly delivered programs over the period the programs operate.

We charge administrative fees under our withdrawal policy for any delegate who enrolls on our programs but does not ultimately travel. The amount of the administrative fee will vary depending on when the withdrawal occurs. We recognize withdrawal fees concurrent with the revenue recognition from the related programs.

Internet content is recognized at the point of sale while advertising revenues are recognized in conjunction with an advertisement being viewed on the BookRags site. Revenue from annual subscriptions for content access to the website is deferred and recognized monthly over the term of the subscription. Cost of internet content sales include amortization of intangible assets and licensing agreement costs.”

Index to Exhibits, page II-2

3.	Your license agreements with People to People appear to constitute material contracts as defined under Regulation S-K Item 601(b)(10). Please file these agreements as exhibits going forward.

Response:

The Company confirms that it will comply with the Staff’s comments by filing all material license agreements with People to People in future filings pursuant to Regulation S-K Item 601.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011

Outstanding Equity Awards at Fiscal Year-End Table - 2011, page 24

4.	In accordance with Instruction 2 to Regulation S-K Item 402(f)(2), disclose the vesting dates of the options reported via footnote.

Response:

The Company confirms that it will comply with the Staff’s comments in future filings by disclosing the vesting date of each option held at fiscal-year end by footnote to the applicable column where the outstanding award is reported pursuant to Regulation S-K Item 402(f)(2).

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 12, 2012

Beneficial Ownership, page 36

5.	Please explain why you did not include the 71,000 shares owned by the John and Gail Ueberroth Family Foundation for which Mr. Ueberroth has shared voting power in the table. Refer to Instruction b. to Regulation S-K Item 403.

Response:

Upon further inquiry with Mr. Ueberroth, it has been determined that the shares owned by the John and Gail Ueberroth Family Foundation should have been included in the shares beneficially owned by Mr. Ueberroth pursuant to Regulation S-K Item 403. As disclosed in previous filings with the Commission, Mr. Ueberroth is no longer a director of the Company and therefore will not be included in the beneficial ownership table of the Company’s future filings.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 12, 2012

If you have any questions, please feel free to contact the undersigned by telephone at (509) 568-7800. Thank you for your attention to this matter.

Sincerely,

/s/ Anthony F. Dombrowik
Anthony F. Dombrowik
Chief Financial Officer
Ambassadors Group, Inc.

CC:	Jeffrey Thomas, CEO, Ambassadors Group, Inc.

Gerald Chizever, Esq., Loeb & Loeb, LLP